EXHIBIT 99.1

Aeterna Zentaris Enters into Licensing and Assignment Agreement with Strongbridge for Macrilen™ (macimorelin) in the U.S. and Canada

CHARLESTON, S.C., Jan. 17, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) announced today that it has, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc (NASDAQ:SBBP) to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.

“We are very excited to partner with Strongbridge on the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada,” said Michael Ward, Chief Executive Officer of Aeterna Zentaris. “We look forward to exploring the various alternatives to monetizing our rights to Macimorelin outside the United States and Canada.”

Aeterna Zentaris will receive an upfront cash payment of US$24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, Aeterna Zentaris will be entitled to a 15% royalty on net sales up to US$75,000,000 and an 18% royalty on net sales above US$75,000,000.  Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), Aeterna Zentaris will be entitled to a 5% royalty on net sales in that country. In addition, Aeterna Zentaris will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

  US$4,000,000 on achieving US$25,000,000 annual net sales,
  US$10,000,000 on achieving US$50,000,000 annual net sales,
  US$20,000,000 on achieving US$100,000,000 annual net sales,
  US$40,000,000 on achieving US$200,000,000 annual net sales, and
  US$100,000,000 on achieving US$500,000,000 annual net sales.

Upon approval by the U.S. Food and Drug Administration (“FDA”) of a pediatric indication for Macrilen™ (macimorelin), Aeterna Zentaris will receive a one-time milestone payment of US$5,000,000 from Strongbridge.

Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by Aeterna Zentaris with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and Aeterna Zentaris.

The decision to license Macrilen™ (macimorelin) in the U.S. and Canada was made following a detailed review process undertaken by a committee of independent directors of Aeterna Zentaris. The committee of independent directors of Aeterna Zentaris was advised by Stifel, Nicolaus & Company, Incorporated. Aeterna Zentaris is continuing to explore various alternatives to monetizing its rights to Macimorelin in other countries around the globe, including whether to find other license partners in these jurisdictions or to use its internal resources to commercialize Macimorelin in one or more of these countries.

The Agreement will be filed on SEDAR at www.sedar.com. The foregoing description of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Macrilen™ (macimorelin) is an orally-active ghrelin agonist that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. On December 20, 2017, the FDA granted Aeterna Zentaris marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”).

AGHD reportedly affects approximately 60,000 adults across the U.S. and Canada. Growth hormone not only plays an important role in growth from childhood to adulthood, but also helps promote a hormonally-balanced health status. AGHD mostly results from damage to the pituitary gland. It is usually characterized by a reduction in bone mineral density, lean body mass, exercise capacity, and overall quality of life as well as an increase of cardiovascular risks.

About Aeterna Zentaris

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with AGHD. On December 20, 2017 Aeterna Zentaris announced that the FDA granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017, Aeterna Zentaris announced that the Marketing Authorization Application for the use of Macimorelin for the evaluation of AGHD was accepted by the European Medicines Agency (“EMA”) for regulatory review. For more information about Aeterna Zentaris and Macrilen™ (macimorelin), visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) and under the caption “Risk Factors and Uncertainties” in our management’s discussion and analysis for the third quarter of 2017. Such statements include, but are not limited to, statements that relate to the terms of the Agreement with Strongbridge and Strongbridge’s performance of those terms, anticipated benefits of the Agreement, potential payments to Aeterna Zentaris under the Agreement, the ability of Aeterna Zentaris to achieve regulatory and commercial milestones contemplated by the Agreement, and other statements related to anticipated developments in the business of Aeterna Zentaris involving known and unknown risks and uncertainties, which could cause the actual results of Aeterna Zentaris to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of Aeterna Zentaris to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of Aeterna Zentaris, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the quarterly and annual filings of Aeterna Zentaris with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

For more information, please contact:
Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer, 843.900.3201
IR@AEZSinc.com

Reilly Connect
Susan J. Reilly
President, 312.600.6780
susan.reilly@reillyconnect.com